Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

November 24, 2021

Via Edgar

Mr. Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Registration Statement on Form F-1 Filed October 19, 2021 File No. 333-259441

Dear Mr. Empie,

This letter is in response to the letter dated November 17, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. Refer to your response to comment 1. Please revise to address the following:

●	Disclose how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange;
●	Given the uncertainty of whether and when China’s government may take future regulatory action, provide us the basis for your statement that you “do not foresee material changes to [your] operating entities’ operations or the value of [your] Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations”; and
●	In the paragraph following the bulleted list of possible consequences of governmental action, clarify your disclosure that you “are still subject to certain legal and operational risks associated with [your] . . . having PRC individuals or companies that have shareholders or directors that are PRC individuals as clients” (emphasis added).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the cover page of the Amendment to (1) provide disclosure on how recent statements and regulatory actions by China’s government have or may impact our ability to conduct the business, accept foreign investments, or list on an U.S. or other foreign exchange; (2) give the reasons and basis for the statement that we do not foresee material changes to our operating entities; and (3) clarify the disclosure that we are still subject to certain legal and operational risks associated with having PRC individuals or companies that have shareholders or directors that are PRC individuals as clients.

2. Refer to your response to comment 2. Please explicitly disclose on the cover page how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Additionally, refrain from using terms such as “we” or “our” when describing activities of subsidiaries. Further, in the fourth paragraph, clarify if true that investors in this offering will not directly hold equity interests in your operating subsidiaries in Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure to clearly differentiate between the holding company and the subsidiaries when providing the disclosure on the prospectus cover page and throughout the Amendment with respect to the business operations. Additionally, we have clarified in the fourth paragraph that investors in this offering will not directly hold equity interests in the operating subsidiaries in Hong Kong.

Prospectus Summary, page 1

3. Refer to your response to comment 3. Please revise your Risk Factor Summary disclosure to specifically describe the regulatory, liquidity and enforcement risks arising from your operations in China and Hong Kong. Specifically address uncertainties regarding the rules and regulations in China given they may change quickly with little advance notice and explicitly disclose that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Additionally, provide cross- references to the more detailed discussion of these risks in the prospectus. Further, please relocate the risks related to the jurisdictions where you do business, your corporate structure and possible prohibition of your shares from trading on a national exchange under the Holding Foreign Companies Accountable Act in your Risk Factor Summary beginning on page 7 and in your Risk Factors section so that these risk factors appear first.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added the summary of the risk factors on pages 7 and 8 of the Amendment to describe the regulatory, liquidity and enforcement risks arising from our operations in China and Hong Kong and to specifically address uncertainties regarding the rules and regulations in China, given they may change quickly with little advance notice, and have explicitly disclosed that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in our operations or the value of our Ordinary Shares. In addition, we have provided cross-references to the more detailed discussion of these risks in the prospectus. We have also relocated the risks related to the jurisdictions where we do business, our corporate structure and possible prohibition of our shares from trading on a national exchange under the Holding Foreign Companies Accountable Act in the Risk Factor Summary and in the Risk Factors section, as the Staff advised.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director